UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. )*

Warner Music Group Corp.
(Name of Issuer)
Class A common stock, par value $0.001 per share
(Title of Class of Securities)
934550203
(CUSIP Number)
June 3, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	934550203

1.	Names of Reporting Persons. Huang River Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 4,000,000
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 4,000,000
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2% of total outstanding Class A common stock (equivalent to 0.8% of total outstanding common stock of all classes)[1]
12.	Type of Reporting Person (See Instructions) CO

1	See Item 4.

CUSIP No.	934550203

1.	Names of Reporting Persons. Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 4,000,000[1]
	6.	Shared Voting Power 4,000,000[2]
	7.	Sole Dispositive Power 4,000,000[3]
	8.	Shared Dispositive Power 4,000,000[4]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.4% of total outstanding Class A common stock (equivalent to 1.6% of total outstanding common stock of all classes)[5]
12.	Type of Reporting Person (See Instructions) CO

1	Represents 4,000,000 shares of Class A common stock held of record by Huang River Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited.
2
Represents 4,000,000 shares of Class A common stock held of record by Tencent Music Entertainment Hong Kong Limited, a wholly-owned subsidiary of Tencent Music Entertainment Group (“TME”); Tencent Holdings Limited holds more than 50% of the aggregate voting power of TME.

3	Represents 4,000,000 shares of Class A common stock held of record by Huang River Investment Limited; see note 1.
4	Represents 4,000,000 shares of Class A common stock held of record by Tencent Music Entertainment Hong Kong Limited; see note 2.
5	See Item 4.

Item 1(a).	Name of Issuer:

Warner Music Group Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1633 Broadway
New York, New York 10019

Item 2(a).	Name of Person Filing:

Huang River Investment Limited
Tencent Holdings Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For both Huang River Investment Limited and Tencent Holdings Limited:

29/F., Three Pacific Place
No. 1 Queen’s Road East
Wanchai, Hong Kong

Item 2(c).	Citizenship:

Huang River Investment Limited – The British Virgin Islands
Tencent Holdings Limited – The Cayman Islands

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.001 per share (“Class A Shares”)

Item 2(e).          CUSIP Number:

934550203

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)
The information required by Items 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.  The total number of outstanding Class A Shares used to calculate the percent of class is determined based on 77,000,000 Class A Shares issued and outstanding immediately after the initial public offering of the Issuer as disclosed on Form 424B4 filed by the Issuer dated June 3, 2020, assuming that the underwriters in connection with the initial public offering do not exercise the option to purchase additional shares from the selling stockholders in the offering.  In addition, the total number of outstanding shares of common stock of all classes used to calculate the percent of all shares of common stock of the Issuer (presented in parentheticals in Row 11 of the cover page for each Reporting Person) is determined based on 510,000,000 shares (consisting of 77,000,000 Class A Shares and 433,000,000 shares of Class B common stock, $0.001 par value per share).

(c)	The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As indicated in notes 1 and 3 on the cover page, Huang River Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited, holds of record 4,000,000 Class A Shares included in this Statement on Schedule 13G, and accordingly has the power to receive or direct the receipt of dividends from, or the proceeds from the sale of, such Class A Shares.

As indicated in notes 2 and 4 on the cover page, Tencent Music Entertainment Hong Kong Limited, a wholly-owned subsidiary of Tencent Music Entertainment Group, an issuer of a class of securities registered under Section 12 of the Securities Exchange Act of 1934 and listed for trading on the New York Stock Exchange, holds of record 4,000,000 Class A Shares included in this Statement on Schedule 13G, and accordingly has the power to receive or direct the receipt of dividends from, or the proceeds from the sale of, such Class A Shares.

Other than as described in the immediately preceding sentences, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares included in this Statement on Schedule 13G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

As indicated in notes 1 and 3 on the cover page, Huang River Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited, holds of record 4,000,000 Class A Shares included in this Statement on Schedule 13G.

As indicated in notes 2 and 4 on the cover page, Tencent Music Entertainment Hong Kong Limited, an issuer of a class of securities registered under Section 12 of the Securities Exchange Act of 1934 and listed for trading on the New York Stock Exchange, and a wholly-owned subsidiary of Tencent Holdings Limited, holds of record 4,000,000 Class A Shares included in this Statement on Schedule 13G.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2020

HUANG RIVER INVESTMENT LIMITED
By:	/s/ James Gordon Mitchell
Name: James Gordon Mitchell Title: Authorized Signatory

TENCENT HOLDINGS LIMITED
By:	/s/ James Gordon Mitchell
Name: James Gordon Mitchell Title: Authorized Signatory